United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934


                   For the fiscal year ended December 31, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

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CENTURYTEL, INC. UNION GROUP INCENTIVE PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

   Line 4i - Schedule of Assets Held for Investment
              Purposes at Year End                                          8


Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
CenturyTel, Inc. Union Group Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the CenturyTel, Inc. Union Group Incentive Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

July 6, 2001

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CENTURYTEL, INC. UNION GROUP INCENTIVE PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
_______________________________________________________________________________

                                                           2000           1999
ASSETS:
 Investments (Note 3):
  At fair value:
    Money market funds                              $  4,342,133   $     88,249
    Mutual funds                                      15,784,394     13,993,182
    Employer common stock                                 15,705              -
    Common/collective funds                                    -      3,990,165
    Participant loans                                    873,043        419,364
                                                    ____________   ____________

      Total investments                               21,015,275     18,490,960
                                                    ____________   ____________

 Receivables:
  Accrued employer contributions receivable              135,842
  Accrued employee contributions receivable               42,420              -
  Accrued interest and dividends                               -             82
                                                    ____________   ____________

      Total receivables                                  178,262             82
                                                    ____________   ____________

NET ASSETS AVAILABLE FOR BENEFITS                   $ 21,193,537   $ 18,491,042
                                                    ============   ============

See notes to financial statements.

CENTURYTEL, INC. UNION GROUP INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
_______________________________________________________________________________

                                                           2000           1999

ADDITIONS:
 Investment income (Note 3):
  Net depreciation in fair value of investments     $   (728,914)  $   (239,323)
  Interest and dividends                               1,225,374        590,462
                                                    ____________   ____________

      Total investment income                            496,460        351,139
                                                    ____________   ____________

 Contributions:
  Employer                                               786,093        512,655
  Participant                                          2,034,579      1,462,838
  Rollovers                                              110,757              -
                                                    ____________   ____________

      Total contributions                              2,931,429      1,975,493
                                                    ____________   ____________

      Total additions                                  3,427,889      2,326,632
                                                    ____________   ____________

INCREASES (DECREASES) IN NET ASSETS
 ATTRIBUTABLE TO:
  Benefits paid                                         (715,043)    (1,948,925)
  Administrative expenses                                (10,351)        (1,520)
  Forfeitures and adjustments                                  -         26,687
                                                    ____________   ____________

      Net decrease                                      (725,394)    (1,923,758)
                                                    ____________   ____________

NET INCREASE                                           2,702,495        402,874

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                    18,491,042     18,088,168
                                                    ____________   ____________

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                        $ 21,193,537   $ 18,491,042
                                                    ============   ============


See notes to financial statements.

CENTURYTEL, INC. UNION GROUP INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the CenturyTel, Inc. Union Group Incentive Plan, formerly the CenturyTel, Inc. Group Incentive Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the plan document for more complete information.

      General - The Plan is a defined contribution plan covering eligible employees of CenturyTel, Inc. and its subsidiaries (the "Company"). Through August 31, 2000, eligible employees are those employees covered by certain collective bargaining agreements and who have completed 1,000 hours of service as defined by the Plan. Thereafter, eligible employees are those employees covered by certain collective bargaining agreements. Participants may enroll during the first available enrollment period subsequent to their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Participant and Employer Contributions - Through August 31, 2000, participants were required to make pre-tax contributions of at least 1% of their compensation and may elect to make additional pre-tax contributions up to 15% for a maximum pre-tax contribution of 16% of annual compensation. The Company made matching contributions for each participant equal to 55% of the participant's pre-tax contributions up to 6% of compensation. Subsequent to this date, there is no minimum required participant contribution amount and participants may make pre-tax contributions up to 16% of their eligible annual compensation. The Company makes matching contributions for each participant of either 55% or 66% of the participant's pre-tax contributions up to 6%, as defined by the applicable collective bargaining agreement. Contributions are subject to certain limitations.

      Participant Loans - Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans bear interest at a rate equal to the prime rates published in the Wall Street Journal on the last day of the previous quarter plus 1% and are secured by the balance in the participant's account and an assignment of current pay of the participant sufficient to service the loan.

      Investment Options - Participants were allowed to direct contributions to any of the following investment options through August 31, 2000:

            HighMark Income Equity Fund
            HighMark Bond Fund
            Union Bank Stable Value Fund
            Dreyfus Index 500 Fund

      As of September 1, 2000, participants may direct contributions to any of the following investment options:

            T. Rowe Price Summit Cash Reserves Fund
            PIMCO Total Return Fund
            BGI Asset Allocation Fund
            T. Rowe Price Equity Index 500 Fund
            Janus Fund
            T. Rowe Price Equity Income Fund
            Janus Overseas Fund
            MSDW Institutional Small Company Growth Portfolio Fund
            T. Rowe Price Mid-Cap Growth Fund
            BGI LifePath Income Fund
            BGI LifePath 2010 Fund
            BGI LifePath 2020 Fund
            BGI LifePath 2030 Fund
            BGI LifePath 2040 Fund
            CenturyTel Common Stock

      Participant Accounts - A separate account is maintained for each participant, which is credited with the participant's contribution, an allocation of the employer's contribution, and Plan earnings. Allocations of the employer contributions are based on the participants' deferrals, as defined. Plan earnings are allocated based on the investment returns from the investment options selected by the participant and the participant's account balance. The benefit to which a participant is entitled is based on the vested balance of the participant's account.

      Vesting - The employer contributions and the accumulated earnings thereon vest to participants as follows:


              Years of Service                        Percentage Vested
              ----------------                        -----------------
                 Less than 1                                   0%
                      1                                       20
                      2                                       40
                      3                                       60
                      4                                       80
                      5                                      100

      In the event of death, disability, or upon reaching age 65, the employer contributions and the accumulated earnings thereon become fully vested. Participant contributions and the accumulated earnings thereon are fully vested at all times.

      Benefits Paid - Participants are entitled to receive benefits upon termination of employment for any reason including death, disability, or retirement. If the participant's account balance exceeds $5,000, the participant may defer payment until a later date. Otherwise, distributions are made in a lump sum as soon as administratively feasible. At retirement, participants may elect a lump sum payment or periodic installments over 5, 10, or 15 years. Participants may also withdraw benefits for financial hardship reasons. Such withdrawals are subject to the approval of the Administrative Committee.

      Forfeitures - The portion of a participant's account that is not vested shall be forfeited at the earlier of the date of distribution of the participant's entire vested balance in the plan following the participant's termination or the date on which the participant completes a full break in service. The forfeiture shall be valued as of the last valuation date before the date of the forfeiture. Forfeitures occurring during a plan year shall be used first to satisfy any restorations for the year and any remaining forfeitures shall be applied to offset future employer contributions or pay plan expenses.

      Plan Termination - Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates the Plan or discontinues contributions to the Plan, the accounts of all participants will become fully vested.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the Plan.

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investments Valuation and Income Recognition - Investments in mutual funds and employer common stock are stated at fair value based upon quoted market prices of the underlying securities. The Plan's investment in common/collective trust investments are stated at contract value which represents contributions made under the contract, plus earnings, less withdrawals. Plan management believes that the contract value approximates fair value for the common/collective trust investments. The average yield to maturity of the common/collective trust investments was 5.94% as of December 31, 1999. There were no valuation reserves as of December 31, 2000 and 1999. Temporary cash investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

      Funding Policy - Participant pre-tax contributions to the Plan are made through payroll deductions and are forwarded to the Plan trustee biweekly along with the employer contributions.

      Administration Expenses - The Plan provides that the Company may pay administrative costs of the Plan. Those costs not paid by the Company are paid from Plan assets.

      Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and withdrawals during the reporting period. Actual results could differ from those estimates.

      Benefits Paid - Benefits are recorded when paid.

3.    INVESTMENTS GREATER THAN 5% OF NET ASSETS

      The following represents individual investments that are greater than 5% of the net assets at December 31:

                                                       2000              1999

       PIMCO Total Return Fund                    $ 2,850,197      $         -
       T. Rowe Price Equity Income Fund             7,179,352                -
       T. Rowe Price Equity Index 500 Fund          4,259,037                -
       T. Rowe Price Summit Cash Reserves Fund      4,342,133                -
       HighMark Income Equity Fund                          -       10,607,561
       HighMark Bond Fund                                   -        3,385,621
       Stable Value Fund                                    -        3,990,165



      Net appreciation (depreciation) by investment type for the years ended December 31 is as follows:

                                                       2000              1999

       Mutual funds                               $  (729,035)     $  (239,323)
       Employer common stock                              121                -
                                                  -----------      -----------
            Total                                 $  (728,914)     $  (239,323)
                                                  ===========      ===========

4.    PLAN ADMINISTRATION

      Effective September 1, 2000, the Plan changed the trustee and recordkeeper from Union Bank of California and Merrill Lynch/Howard Johnson to T. Rowe Price.

5.    TAX STATUS

      The Plan obtained its latest determination letter dated March 20, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Plan assets are invested in mutual funds managed by T. Rowe Price which is the trustee of the Plan. These funds are charged administrative expenses which are paid by the Company. In addition, the Plan invests in shares of Company common stock at the direction of the participants.

7.    CONCENTRATION OF RISK

      The Plan's assets consist of financial instruments including money market funds, mutual funds, common/collective funds, and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, and investments in mutual funds, common/collective funds, and Company stock are subject to changes in market values of such investments.

                               * * * * * *

CENTURYTEL, INC. UNION GROUP INCENTIVE PLAN

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31,2000
--------------------------------------------------------------------------------

Identity of Issue/Description of Investment         Cost**       Current Value

MUTUAL FUNDS:
  PIMCO Total Return Fund                                        $   2,850,197
  BGI Asset Allocation Fund                                             72,093
* T. Rowe Price Equity Index 500 Fund                                4,259,037
  Janus Fund                                                           515,551
* T. Rowe Price Equity Income Fund                                   7,179,352
  Janus Overseas Fund                                                  145,246
  MSDW Institutional Small Company Growth Portfolio Fund               337,041
* T. Rowe Price Mid-Cap Growth Fund                                    314,582
  BGI LifePath Income Fund                                               1,251
  BGI LifePath 2010 Fund                                                90,215
  BGI LifePath 2020 Fund                                                13,999
  BGI LifePath 2030 Fund                                                   587
  BGI LifePath 2040 Fund                                                 5,243
                                                                  -------------

     Total mutual funds                                             15,784,394

EMPLOYER COMMON STOCK:
* CenturyTel Common Stock                                               15,705

MONEY MARKET FUNDS:
* T. Rowe Price Summit Cash Reserves Fund                            4,342,133

PARTICIPANT LOANS:
  Participant loans, interest rates ranging
   from 10.5% to 11.5%                                                 873,043
                                                                  -------------

TOTAL INVESTMENTS                                                $  21,015,275
                                                                  =============

* Denotes a party-in-interest with respect to the Plan

**Note: Historical cost is not required for plans with participant-directed accounts.

                                    SIGNATURE




 Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            CenturyTel, Inc.
                                            Dollars and Sense Plan


 July 12, 2001                              /s/ R. Stewart Ewing, Jr.
                                            ----------------------------
                                            R. Stewart Ewing, Jr.
                                            Retirement Committee Member
                                            and Executive Officer of
                                            Issuer of Plan Securities


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